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                                                                 EXHIBIT 3(i)(a)


                            APPLIED MATERIALS, INC.
                            CERTIFICATE OF AMENDMENT
                                       OF
                          CERTIFICATE OF INCORPORATION



        The undersigned, James C. Morgan and Donald A. Slichter, hereby certify that:

        (1) They are the Chairman of the Board of Directors and Secretary, respectively, of Applied Materials, Inc., a Delaware corporation.

        (2) The Certificate of Incorporation of this corporation is amended by deleting Section 1 of Article Fifth in its entirety and adding a new Section 1 of Article Fifth to such Certificate, to read as follows:

        1. The corporation is authorized to issue two classes of shares to be designated, respectively, "Preferred Stock" and "Common Stock." The number of shares of Preferred Stock authorized to be issued is One Million (1,000,000) and the number of shares of Common Stock authorized to be issued is One Billion One Hundred Million (1,100,000,000). The stock, whether Preferred Stock or Common Stock, shall have a par value of $.01 per share.

        The amendment of the Certificate of Incorporation was duly adopted by the Board of Directors on December 11, 1997 and by the stockholders of the corporation on March 17, 1998, in accordance with the provisions of Section 242 of the General Corporation law of the State of Delaware.

        IN WITNESS WHEREOF, the undersigned have hereunto set their hands and seal this 26th day of March 1998.

                                       APPLIED MATERIALS, INC.


                                       By: /s/ James C. Morgan
                                          --------------------
                                          James C. Morgan


Attest: /s/ Donald A. Slichter
       -----------------------
       Donald A. Slichter